UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MULTIPLAN CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62548M100

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

October 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 150,270,487
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,270,487
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,270,487
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners VIII (Parallel), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 50,532,114
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,532,114
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,532,114
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. HFCP VIII (Parallel - A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,549,505
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,549,505
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,549,505
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Executives VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 2,953,631
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,953,631
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Associates VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 496,709
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 496,709
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Polaris Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,677,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,677,074
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,677,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Polaris Partners GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,677,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,677,074
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,677,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Investors VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 213,802,446
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 213,802,446
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,802,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Corporate Investors VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 213,802,446
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 213,802,446
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,802,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.0%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of MultiPlan Corporation (formerly known as Churchill Capital Corp. III), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 115 Fifth Avenue, New York, NY 10003.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of H&F Corporate Investors VIII, Ltd. (“H&F VIII”), Hellman & Friedman Investors VIII, L.P. (“H&F Investors VIII”), Hellman & Friedman Capital Partners VIII, L.P. (“HFCP VIII”), Hellman & Friedman Capital Partners VIII (Parallel), L.P. (“HFCP VIII Parallel”), HFCP VIII (Parallel-A), L.P. (“HFCP VIII Parallel-A”), H&F Executives VIII, L.P. (“H&F VIII Executives”), H&F Associates VIII, L.P. (“H&F VIII Associates”, and together with HFCP VIII, HFCP VIII Parallel, HFCP VIII Parallel-A and H&F VIII Executives, the “H&F Partnerships”), H&F Polaris Partners, L.P. (“Polaris Partners”, and together with the H&F Partnerships, the “H&F Investors”) and H&F Polaris Partners GP, LLC (“Polaris Partners GP”, and together with H&F VIII, H&F Investors VIII, and the H&F Investors, the “Reporting Persons”).

H&F VIII is a Cayman Islands limited company whose principal business is serving as the general partner of H&F Investors VIII as well as other partnerships. H&F Investors VIII is a Cayman Islands limited partnership whose principal business is serving as the general partner of each of the H&F Partnerships as well as other partnerships. Each of HFCP VIII, HFCP VIII Parallel, H&F VIII Executives and H&F VIII Associates is a Cayman Islands limited partnership whose principal business is investing in securities. Each of HFCP VIII Parallel-A and Polaris Partners is a Delaware limited partnership whose principal business is investing in securities. Polaris Partners GP is a Delaware limited liability company whose principal business is serving as the general partner of Polaris Partners. The principal office of each of the Reporting Persons is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.

The Directors of H&F VIII are Philip U. Hammarskjold, David R. Tunnell and Allen R. Thorpe. Current information concerning the identity and background of each director of H&F VIII is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

On October 8, 2020 (the “Closing Date”), in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger (as amended, waived or otherwise modified, the “Merger Agreement”), dated as of July 12, 2020, by and among the Issuer, Polaris Parent Corp. (“MultiPlan Parent”), Polaris Investment Holdings, L.P. (“Holdings”), Music Merger Sub I, Inc., a newly formed Delaware corporation and subsidiary of the Issuer (“First Merger Sub”), and Music Merger Sub II LLC, a newly formed Delaware limited liability company and subsidiary of the Issuer (“Second Merger Sub”), pursuant to which, among other things, (i) First Merger Sub merged with and into MultiPlan Parent with MultiPlan Parent being the surviving company in the merger (the “First Merger”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, MultiPlan Parent merged with and into Second Merger Sub, with Second Merger Sub surviving the merger as a wholly owned subsidiary of the Issuer (together with the First Merger, the “Mergers” and the Mergers, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), the H&F Investors received, in exchange for their approximate 51% indirect ownership of MultiPlan Parent, 213,802,446 shares of Common Stock of the Issuer and cash consideration, in accordance with the Merger Agreement.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

Each of the H&F Investors acquired the shares of Common Stock beneficially owned by it for investment purposes. Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose and with the Investor Rights Agreement (as defined in Item 6 hereof), at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, in accordance with the Investor Rights Agreement, each of the H&F Investors, solely in its capacity as a shareholder of the Issuer, and each of H&F VIII and H&F Investors VIII on behalf of the H&F Investors as their direct and indirect general partners, may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Investor Rights Agreement, which is attached hereto as Exhibit B, and is incorporated herein by reference thereto.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there are 667,461,269 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2020.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 213,802,446 shares of Common Stock, representing approximately 32.0% of the Common Stock outstanding: (i) HFCP VIII may be deemed to beneficially own 150,270,487 shares of Common Stock, based on the 112,593,413 shares of Common stock that it holds and the 37,677,074 shares of Common Stock held by Polaris Partners, representing approximately 22.5% of the Common Stock outstanding; (ii) HFCP VIII Parallel may be deemed to beneficially own the 50,532,114 shares of Common Stock that it holds, representing approximately 7.6% of the Common Stock outstanding; (iii) HFCP VIII Parallel-A may be deemed to beneficially own the 9,549,505 shares of Common Stock that it holds, representing approximately 1.4% of the Common Stock outstanding; (iv) H&F VIII Executives may be deemed to beneficially own the 2,953,631 shares of Common Stock that it holds, representing approximately 0.4% of the Common Stock outstanding; (v) H&F VIII Associates may be deemed to beneficially own the 496,709 shares of Common Stock that it holds, representing approximately 0.1% of the Common Stock outstanding; (vi) Polaris Partners may be deemed to beneficially own the 37,677,074 shares of Common Stock that it holds, representing approximately 5.6% of the Common Stock outstanding; (vii) in its capacity as the general partner of Polaris Partners, Polaris Partners GP may be deemed to beneficially own 37,677,074 shares of Common Stock, representing approximately 5.6% of the Common Stock outstanding; (viii) in its capacity as the general partner of the H&F Partnerships, H&F Investors VIII may be deemed to beneficially own an aggregate of 213,802,446 shares of Common Stock, representing approximately 32.0% of the Common Stock outstanding; and (ix) in its capacity as the general partner of H&F Investors VIII, H&F VIII may be deemed to beneficially own an aggregate of 213,802,446 shares of Common Stock, representing approximately 32.0% of the Common Stock outstanding.

Each of the directors and officers of H&F VIII disclaims beneficial ownership of the shares of Common Stock that H&F VIII may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

In connection with the Transactions, the Issuer entered into the Investor Rights Agreement (the “Investor Rights Agreement”) with the H&F Investors, Churchill Sponsor III, LLC, an affiliate of M. Klein and Company in which certain of the Issuer’s directors and officers hold membership interests (the “Sponsor”), and the other parties named therein, pursuant to which the parties thereto have certain rights and obligations, including the obligation of the Issuer to register the resale of shares of Common Stock held by the H&F Investors, the Sponsor and certain other equity holders.

Issuer Board of Directors

Pursuant to the Investor Rights Agreement, HFCP VIII or another representative designated by the H&F Investors (the “H&F Holder”) has the right to nominate three directors to the Issuer’s board of directors, who are initially Allen Thorpe, P. Hunter Philbrick and Paul Emery, each an executive of Hellman & Friedman, and the Sponsor has the right to nominate three directors to the Issuer’s board of directors. Four directors will be independent directors and one director will be the chief executive officer of the Issuer.

The parties to the Investor Rights Agreement agreed severally with the Issuer to take all necessary actions to cause the board nominees designated pursuant to the Investor Rights Agreement to be elected to the Issuer’s board of directors. Following completion of the initial terms of each of the independent directors, the independent directors will be nominated by the Issuer’s Nominating and Corporate Governance Committee.

The H&F Holder’s rights to nominate directors to the Issuer’s board of directors decrease as the beneficial ownership of the H&F Investors (and their respective permitted transferees’) beneficial ownership of Common Stock decreases. If the H&F Investors (or their permitted transferees) own beneficially: (i) 50% or greater of such shares of Common Stock beneficially owned by the H&F Investors on the Closing Date, the H&F Holder will have the right to nominate three directors; (ii) less than 50% but greater than or equal to 25% of such shares of Common Stock beneficially owned by the H&F Investors on the Closing Date, the H&F Holder will have the right to nominate two directors; (iii) less than 25% but greater than or equal to 10% of such shares of the Common Stock beneficially owned by the H&F Investors on the Closing Date, the H&F Holder will have the right to nominate one director; and (iv) less than 10% of such shares of the Common Stock beneficially owned by the H&F Investors on the Closing Date, the H&F Holder will not have the right to nominate any directors pursuant to the Investor Rights Agreement.

Lock-Up

Pursuant to the Investor Rights Agreement, the H&F Investors agreed with the Issuer, subject to certain exceptions, not to sell, transfer, pledge or otherwise dispose of shares of the Common Stock they received in connection with the Transactions or otherwise beneficially own as of the Closing Date for six months after the Closing Date (the “Initial Lock-Up Period”). Additionally, following certain underwritten offerings of the Issuer’s equity securities, the H&F Investors have also agreed to a customary market stand-off period not to exceed 90 days.

Registration Rights

Pursuant to the Investor Rights Agreement, the Issuer has agreed to file a shelf registration statement within 45 days following the Closing Date in respect of the equity securities held by certain parties to the Investor Rights Agreement, including the H&F Investors, and will use reasonable best efforts to maintain or, in the event it ceases to be effective, replace such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the Closing Date. Pursuant to the Investor Rights Agreement, certain parties ,including the H&F Investors, will be entitled to customary piggyback rights on registered offerings of equity securities of the Issuer and certain other registration rights.

Following the Initial Lock-Up Period, the H&F Holder will be entitled to initiate unlimited shelf take-downs or, if a shelf registration statement is not then effective, demand registrations, subject to participation rights of certain other parties.

Any underwritten offering of the Issuer’s equity securities will be subject to customary cut-back provisions. Pursuant to the Investor Rights Agreement, the Issuer has agreed to cooperate and use commercially reasonable efforts to consummate the applicable registered offerings initiated by the parties and will pay the fees and expenses of such offerings (including fees of one counsel for the parties participating in such offering).

References to and descriptions of the Investors Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Investor Rights Agreement, dated as of July 12, 2020, by and among Churchill Capital Corp III, Polaris Investment Holdings, L.P., Churchill Sponsor III LLC, Hellman & Friedman Capital Partners VIII, L.P. (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 13, 2020).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII (PARALLEL), L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

HFCP VIII (PARALLEL-A), L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F EXECUTIVES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F ASSOCIATES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F POLARIS PARTNERS, L.P.

By: H&F Polaris Partners GP, LLC
Its: General Partner

By: Hellman & Friedman Capital Partners VIII, L.P.
Its: Managing Member

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F POLARIS PARTNERS GP, LLC

By: Hellman & Friedman Capital Partners VIII, L.P.
Its: Managing Member

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS VIII, L.P.

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F CORPORATE INVESTORS VIII, LTD.

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

[Schedule 13D Signature Page]

SCHEDULE I

Directors of H&F Corporate Investors VIII, Ltd.

Set forth below is the name and principal occupation of each of the directors of H&F Corporate Investors VIII, Ltd. Each of the following individuals is a United States citizen. The business address of each director is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, CA 94105.

Name	Principal Occupation
Philip U. Hammarskjold	Private Equity Investor, Hellman & Friedman LLC (“H&F”)
David R. Tunnell	Private Equity Investor, H&F
Allen R. Thorpe	Private Equity Investor, H&F